Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-263449

PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 13, 2022)

ECB BANCORP, INC.

(Proposed Holding Company for Everett Co-operative Bank)

Up to 10,637,500 shares of Common Stock

(Subject to increase to up to 12,333,125 shares)

This supplements the prospectus of ECB Bancorp, Inc., a Maryland corporation, dated May 13, 2022. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the subscription offering.

To complete the offering of our common stock, we must sell at least 7,862,500 shares ($78,625,000) of common stock, which is the minimum of our offering range. Based on preliminary results we have not received and accepted orders for the minimum of the offering range and therefore, we are increasing the maximum purchase limitations. The ability to increase the amount of stock you wish to purchase will be limited to persons who previously ordered the maximum number of shares in the subscription offering. Under the increased purchase limitation, you may purchase up to 55,000 shares ($550,000) individually and, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), you may purchase up to 70,000 shares ($700,000) of common stock. Your total orders, including your previous order in the initial subscription offering, must comply with the purchase limitations set forth above.

To facilitate the sale of additional shares, we are extending the subscription offering until June 29, 2022, which initially closed on June 15, 2022.

We are providing those persons who submitted orders in the initial subscription offering for the previous individual maximum purchase limit of 35,000 shares ($350,000) of common stock, and those persons who, together with associates and persons acting in concert, submitted orders in the subscription offering for the previous in concert maximum purchase limit of 50,000 shares ($500,000) of common stock, an opportunity to increase their order. You may increase your order by submitting the enclosed supplemental stock order form, with full payment, of immediately available funds, for the additional shares ordered at a purchase price of $10.00 per share.

Completed original supplemental stock order forms, together with full payment of immediately available funds for the additional shares ordered, must be received by us (not postmarked) by 2:00 p.m. Eastern Time, on June 29, 2022.

Completion of the conversion and offering remains subject to (1) receipt of final regulatory approvals and (2) the sale of at least 7,862,500 shares of common stock, which is the minimum of our offering range.

This investment involves a degree of risk, including the possible loss of your investment.

Please read “Risk Factors” beginning on page 17 of the prospectus.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation, any other government agency, or the Massachusetts Depositors Insurance Fund.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

For assistance, please call the Stock Information Center, toll free, at (877) 821-5783.

Keefe, Bruyette & Woods A Stifel Company

The date of this prospectus supplement is June 21, 2022.